MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

June 17, 2020

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 155 to Registration Statement on Form N-1A for MFS Series Trust X (the "Trust”) on behalf of MFS International Large Cap Value Fund (the "Fund") (File Nos. 033-01657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of June 2, 2020, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 13, 2020. The PEA for the Trust was filed for the purpose of registering the Fund as a new series of the Trust.

General Comments

1.	Comment:	Please provide a completed fee table and expense example for the Fund at least five business days prior to the effective date of the PEA.

Response:	A completed fee table and expense example for the Fund, which will be included in the Fund's final Prospectus, is attached to this letter as Exhibit I.

2.	Comment:	The Principal Investment Strategy section of the Fund's Prospectus includes disclosure regarding investments in emerging market equity securities. Please disclose how the Fund defines emerging markets and disclose how the Fund determines if a country is an emerging market country. For example, one method could be a country's inclusion in an independent third-party list of emerging market countries (such as those maintained by the World Bank or by an index provider).

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Response:
For funds that do not include the term "emerging markets" in their name, we are not aware of any legal requirement to define emerging markets in a fund's prospectus or to identify which countries MFS considers to be emerging markets. Given the Fund's broad international investment mandate we do not believe it would be helpful to shareholders to include a definition of emerging markets in the Fund's prospectus.  However, we will add the following disclosure to the Fund's Statement of Additional Information (SAI) in Appendix J-Investment Strategies and Risks-Emerging Market Countries:

Emerging market countries include countries determined to have emerging market economies, taking into account a number of factors, including whether a particular country has a low- to middle-income economy according to the International Bank for Reconstruction and Development (the World Bank), the country’s designation by the International Monetary Fund as an emerging market, the country's inclusion in an emerging market or frontier emerging market index, and other factors that demonstrate that the country's financial and capital markets are in the development phase. Emerging market countries include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe.

3.	Comment:	Significant market events have occurred as a result of the COVID-19 pandemic since the PEA was filed. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response:
The PEA as filed included references to public health concerns and/or pandemics under various risk disclosures.  In addition, we will make the following modifications and additions to the Principal Risks section of the Fund's Prospectus and in Appendix J – Investment Strategies and Risks in the Fund's SAI:

Prospectus:

Investment Selection Risk: MFS' investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests. In addition, MFS or the fund's other service providers may experience disruptions or operating errors that could negatively impact the fund.

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Equity Market Risk:  Equity markets can be volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, environmental, public health, and other conditions.  These conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the equity markets in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain changes or events, such as political, social, or economic developments, including increasing or negative interest rates or the U.S. government's inability at times to agree on a long-term budget and deficit reduction plan (which has in the past resulted and may in the future result in a government shutdown); market closures and/or trading halts; government or regulatory actions, including the imposition of tariffs or other protectionist actions and changes in fiscal, monetary, or tax policies; natural disasters; outbreaks of pandemic and epidemic diseases; terrorist attacks; war; and other geopolitical changes or events, can have a dramatic adverse effect on equity markets and may lead to periods of high volatility in an equity market or a segment of an equity market.

SAI:

The following edits will be made in the sub-section entitled Business Continuity under the main heading entitled Appendix J – Investment Strategies and Risks:

Business Continuity.  MFS has developed a Business Continuity Program (the “Program”) that is designed to minimize the disruption of normal business operations in the event of an adverse incident impacting MFS, its affiliates, or the Fund.  While MFS believes that the Program is comprehensive and should enable it to reestablish normal business operations in a timely manner in the event of an adverse incident, there are inherent limitations in such programs (including the possibility that contingencies have not been anticipated and procedures do not work as intended) and under some circumstances, MFS, its

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affiliates, and any vendors used by MFS, its affiliates, or the Fund could be prevented or hindered from providing services to the Fund for extended periods of time. These circumstances may include, without limitation, natural disasters, outbreaks of pandemic or epidemic diseases, acts of governments, any act of declared or undeclared war (including acts of terrorism), power shortages or failures, utility or communication failure or delays~~, labor disputes, strikes, shortages, supply shortages, system failures or malfunctions.~~  (including disruptions to broadband and Internet services), labor disputes, strikes, shortages, supply shortages, system failures or malfunctions. These circumstances, including systems failures and malfunctions, could cause disruptions and negatively impact the Fund's service providers and the Fund's business operations, potentially including an inability to process Fund shareholder transactions, an inability to calculate the Fund's net asset value and price the Fund's investments, and impediments to trading portfolio securities. Disruptions to business operations may exist or persist even if employees of MFS, its affiliates, and any vendors used by MFS, its affiliates, or the Fund are able to work remotely. The Fund's ability to recover any losses or expenses it incurs as a result of a disruption of business operations may be limited by the liability, standard of care, and related provisions in its contractual arrangements with MFS and other service providers.

In addition, the following disclosure will be added as the third to last paragraph in the sub-section entitled Debt Instruments and as the last paragraph in the sub-section entitled Equity Securities, both under the main heading entitled Appendix J – Investment Strategies and Risks:

A widespread health crisis such as a global pandemic could cause substantial market volatility and have long-term effects on the U.S. and world economies and markets generally.  For example, the novel coronavirus disease (COVID-19) has resulted in significant disruptions to global business activity.  The impact of this outbreak and other epidemics and pandemics that may arise in the future could negatively affect the global economy, as well as the economies of individual countries, the financial performance of individual companies and sectors, and the securities and commodities markets in general in significant and unforeseen ways.  A health crisis may also exacerbate other pre-existing political, social and economic risks.  Any such impacts could adversely affect the prices and liquidity of the Fund's investments and the Fund's performance.

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4.	Comment:	The Principal Risks section of the Fund's Prospectus references frontier markets in the Emerging Markets Risk disclosure. Please describe in the Prospectus how the Fund defines Frontier Markets.

Response:
We are not aware of any legal requirement to define frontier markets in a Fund's Prospectus. However, we believe it is appropriate to include a reference to frontier markets in the Emerging Markets Risk disclosure given that frontier markets are a sub-set of emerging markets and comprise an element of emerging markets risk generally. We also note that frontier markets are generally defined in the Fund’s Foreign Risk Prospectus disclosure as “emerging markets that are early in their development.” Please note that we also include the following disclosure in the Fund's SAI in Appendix J-Investment Strategies and Risks-Emerging Market Countries:

A sub-set of emerging market countries are considered to have frontier markets.  Frontier market countries generally have smaller, less diverse economies and less mature capital markets than larger emerging market countries, and, as a result, the risks of investing in emerging market countries are magnified in frontier market countries.  Frontier markets are more susceptible to having abrupt changes in currency values, less mature markets and settlement practices, and lower trading volumes that could lead to greater price volatility and illiquidity.

5.	Comment:	The Fund includes Focus Risk as a principal risk of investing in the Fund. If the Fund intends to focus on a specific industry, sector, country, or region in the future, please consider adding specific principal investment strategy and risk disclosure to reflect this.

Response:
The Fund does not have a principal investment strategy of focusing on a specific industry, sector, country, or region. We believe that our current disclosure in the Principal Investment Strategies and Principal Risks sections of the Fund's Prospectus appropriately discloses the principal investment strategies and principal risks of the Fund. Industry, sector, country, and region allocation is a result of the then current investment opportunities identified by the Fund's portfolio managers pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular industry, sector, country, or region.

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Securities and Exchange Commission
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6.	Comment:	The Portfolio Manager chart on page 4 of the Fund's Prospectus currently states that each portfolio manager has managed the Fund since "Inception". Please revise and insert the inception date.

Response:	We have revised the Portfolio Manager chart on page 4 of the Fund's Prospectus to state "Inception (June 2020)" for each Portfolio Manager.

7.	Comment:	The second to last paragraph in the Fund's Item 9 Principal Investment Strategies section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis." If investing based on ESG considerations is a principal investment strategy of the Fund, please 1) provide more detail about the specific ESG criteria that MFS will consider to select or screen out investments and 2) add corresponding disclosure to the Summary Prospectus' Principal Investment Strategies and Principal Risks sections. Otherwise, please move the ESG disclosure to the Other Investment Strategies and Risks section of the Fund's Prospectus or to the Fund's SAI.

Response:
The Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals nor does the Fund screen out certain types of investments based solely on ESG factors. The disclosure referenced above is part of the Fund's explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the Fund's Item 9(b)(2) disclosure, investments for the Fund are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. This disclosure also identifies the factors that MFS considers in its fundamental analysis (e.g., issuer's earnings, cash flows, competitive position, and management ability). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis. Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary.

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Securities and Exchange Commission
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8.	Comment:	With respect to redemptions in‐kind, as referenced on page 11 of the Fund's Prospectus, please consider disclosing whether redemptions in‐kind would consist of pro‐rata slices of the Fund’s portfolio assets, representative baskets of securities, or individually selected securities, per the Investment Company Liquidity Risk Management Programs Adopting Release.

Response:
We have considered whether adding additional details in this regard is appropriate; however, given the limited number of redemptions in‐kind across the MFS Funds complex in recent years, we do not believe that it is necessary to provide additional details in this regard.

9.	Comment:	Per Item 19(g) of Form N‐1A, in the Distribution Plan section of the Fund's SAI, please disclose whether the Fund's Rule 12b-1 Distribution Plan is a compensation plan or a reimbursement plan.

Response:	The Fund's 12b-1 Plan is a compensation plan. We will add the following disclosure to the Distribution Plan section of the Fund's SAI to clarify that point:

…The Distribution Plan is a compensation plan, meaning that MFD will receive payment without regard to the actual expenses it incurs under the Distribution Plan for distribution and shareholder services. The distribution and service fees paid to MFD equal on an annual basis up to the following maximum percentages of average daily net assets of the class of the Fund (as applicable)…

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

WILLIAM B. WILSON
William B. Wilson
Assistant Vice President and Counsel
MFS Investment Management

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Securities and Exchange Commission
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Exhibit I

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Investors may also pay commissions or other fees to their financial intermediaries when they buy and hold shares of the fund, which are not reflected below.   The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of each class' estimated average net assets during the period.
You may qualify for sales charge reductions if, with respect to Class A shares, you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers and Reductions” on page 8 and “Appendix A – Waivers and Reductions of Sales Charges” on page A-1 of the fund’s prospectus.
Shareholder Fees (fees paid directly from your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Management Fee	0.74%	0.74%	0.74%	0.74%	0.74%	0.74%	0.74%	0.74%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.08%	0.08%	0.08%	0.08%	0.08%	0.08%	0.08%	0.04%
Total Annual Fund Operating Expenses	1.07%	1.82%	0.82%	1.82%	1.32%	1.07%	0.82%	0.78%
Fee Reductions and/or Expense Reimbursements[1]	(0.11)%	(0.11)%	(0.11)%	(0.11)%	(0.11)%	(0.11)%	(0.11)%	(0.11)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.96%	1.71%	0.71%	1.71%	1.21%	0.96%	0.71%	0.67%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.96% of the class' average daily net assets annually for each of Class A and Class R3 shares, 1.71% of the class' average daily net assets annually for each of Class C and Class R1 shares, 0.71% of the class' average daily net assets annually for each of Class I and Class R4 shares, 1.21% of the class' average daily net assets annually for Class R2 shares, and 0.67% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2021.

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Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$667	$883
Class C Shares assuming
redemption at end of period	$274	$559
no redemption at end of period	$174	$559
Class I Shares	$73	$248
Class R1 Shares	$174	$559
Class R2 Shares	$123	$404
Class R3 Shares	$98	$326
Class R4 Shares	$73	$248
Class R6 Shares	$68	$235

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